

10035763 ...MMISSION
...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Maryville University Drive
(No. and Street)

St. Louis (City) MO (State) 63141-5853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald L. Dippel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operations Officer
Title

Notary Public


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

CYNDI LYONS
My Commission Expires
June 14, 2010
St. Charles County
Commission #06397270

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
Fulcrum Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Fulcrum Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 20, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Maryville University Drive
(No. and Street)

St. Louis (City) MO (State) 63141-5853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Patrick Kearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/PRESIDENT

Title

Notary Public


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

CYNDI LYONS
My Commission Expires
June 14, 2010
St. Charles County
Commission #06397270

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$	286,474
Accounts receivable		18,937
Due from clearing organization		29,545
Due from employees		71,917
Deposit with clearing organization		100,000
Prepaid expenses		49,008
Fixed assets, net of accumulated depreciation		11,130
Total Assets	$	567,011

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	60,715
Commissions payable		118,892
Total Liabilities		179,607
Stockholders' Equity		
Common stock, $.01 par value, authorized 5,000 shares, issued and outstanding 2,983 shares		30
Additional paid-in capital		2,603,735
Accumulated deficit		(2,216,361)
Total Stockholders' Equity		387,404
Total Liabilities and Stockholders' Equity	$	567,011

Fulcrum Securities, Inc.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2009

REVENUES	
Commissions	$ 2,437,699
Advisory fees	1,214,725
Other trading fees	267,131
Interest income	8,702
Other income	107,068
	4,035,325
EXPENSES	
Employee compensation and benefits	3,389,434
Operating expense	502,997
Occupancy expenses	648,149
Clearance fees	374,570
Other expenses	131,116
	5,046,266
NET LOSS	$ 1,010,941

Fulcrum Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2009

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2008	2,983	$ 30	$ 1,459,884	$ (1,205,420)	$ 254,494
Capital from Fulcrum Capital Corporation	-	-	1,143,851	-	1,143,851
Net loss	-	-	-	(1,010,941)	(1,010,941)
Balance, December 31, 2009	2,983	$ 30	$ 2,603,735	$ (2,216,361)	$ 387,404

See acccompanying notes to financial statements

Fulcrum Securities, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,010,941)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,368
(Increase) decrease in assets:	
Accounts receivable	71,245
Due from clearing organization	(29,545)
Due from employees	(59,568)
Deposit with clearing organization	(75,000)
Prepaid expenses	1,883
Increase (decrease) in liabilities:	
Accounts payable	53,059
Accrued expenses	(4,357)
Commissions payable	28,658
Due to affiliates, net	(27,385)
Net Cash Used in Operating Activities	(1,050,583)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(12,498)
Net Cash Used in Investing Activities	(12,498)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash contributed by parent	1,143,851
Net Cash Provided by Financing Activities	1,143,851
NET INCREASE IN CASH AND CASH EQUIVALENTS	80,770
CASH AND CASH EQUIVALENTS, Beginning of year	205,704
CASH AND CASH EQUIVALENTS, End of year	$ 286,474

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fulcrum Securities, Inc. (the "Company") a wholly owned subsidiary of Fulcrum Capital Corporation (the "Parent Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and The Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Missouri, Indiana, Virginia, and New York.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $236,413. The Company's net capital ratio was .76 to 1.

New Accounting Pronouncements

Effective in 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is now the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). While the FASB ASC did not change GAAP, all existing references to authoritative accounting guidance contained in our disclosures are now based on the general accounting topics within the FASB ASC.

Cash and Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Fair Value of Financial Instruments

For purposes of financial reporting, the Company has determined that the fair values of its financial instruments, which include cash equivalents, deposit with clearing organization, accounts receivable, accounts payable, and other accrued expenses, approximate the carrying values at December 31, 2009 based on their short maturities as well as terms available to the Company in financial markets.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation, computed using straight line and accelerated methods. The assets are depreciated and amortized over the shorter of their lease term or useful lives, which range from three to seven years.

Income Taxes

In 2007, the Company elected subchapter S subsidiary status for income tax purposes. As a subchapter S subsidiary, the Company is a disregarded entity for income tax purposes and as such no provision for income taxes has been made in the financial statements. Accordingly, the Parent Company reports the loss attributable to the Company on its income tax return.

During 2009, the Company adopted guidance issued by the FASB on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the statement of operations.

These provisions require Company management to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ended December 31, 2009, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Revenue Recognition

The Company receives commissions from the sale of investment company shares. Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

Subsequent Events

Subsequent events were evaluated through February 20, 2010, which is the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

B. FIXED ASSETS

Fixed assets consist of:

Computer hardware	$ 4,269
Furniture	8,229
	12,498
Less: Accumulated depreciation	1,368
	$ 11,130

Depreciation charged against income amounted to $1,368 for the year ended December 31, 2009.

C. RISK ASSOCIATED WITH FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

D. EMPLOYEE BENEFIT PLAN

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering all employees who meet certain eligibility requirements. There were no employer contributions to the plan for the year ended December 31, 2009.

E. COMMITMENTS AND CONTINGENCIES

Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

F. GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,010,941 and has negative cash flow from operating activities of $1,050,583 for the year ended December 31, 2009. The Company has experienced net losses of $2,216,361 since inception. To continue as a going concern, the Company will need to raise additional capital. During 2010, the Company intends to seek additional equity capital and hire experienced brokers to fill open positions at existing locations while reducing expenses where possible. There is no assurance that the Company will be successful in its efforts or that additional funds will be available on acceptable terms, if at all. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Fulcrum Securities, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

December 31, 2009

Total Stockholders' Equity	$ 387,404
Less non-allowable assets:	
Fixed assets, net	11,130
Receivables from non-customers	90,853
Prepaid expenses	49,008
Total non-allowable assets	150,991
Net Capital	$ 236,413
Aggregate Indebtedness	$ 179,607
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 136,413
Excess net capital at 1000% (as defined on FOCUS report)	$ 218,452
Ratio of aggregate indebtedness to net capital	.76 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

Fulcrum Securities, Inc.
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2009

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Fulcrum Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Fulcrum Securities, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 20, 2010

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
Fulcrum Securities, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Fulcrum Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Fulcrum Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fulcrum Securities, Inc.'s management is responsible for Fulcrum Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in the Form SIPC-7T for the year ended December 31, 2009, noting revenue on the Form SIPC-7T was $19,518 higher than the Form X-17A-5 due to an adjustment netting income and expenses after the filing of Form SIPC-7T;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Anderson Winkler & Diehl LLP

February 20, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fulcrum Securities, Inc.
555 Maryville University Dr
STE 250
Saint Louis, MO 63141-5853

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton (603) 379-2478

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,402

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,383)
1/14/09 & 8/3/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,019

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,019

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,316

H. Overpayment carried forward $(297)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fulcrum Securities, Inc
(Name of Corporation, Partnership or other organization)

Cynthia D. Lyons
(Authorized Signature)

CCO
(Title)

Dated the 21 day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,191,728
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,360,502
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,448
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,510,950
2d. SIPC Net Operating Revenues	$ 1,680,778
2e. General Assessment @ .0025	$ 4,202

(to page 1 but not less than $150 minimum)


FULCRUM
SECURITIES



Financial Statements and Supplementary Information

For the Year Ended December 31, 2009


AMD
anders minkler & diehl llp
CPAs + Consultants

705 Olive, 10th Floor, St. Louis, MO 63101
314.655.5500
www.amdcpa.com